UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2025

Commission File Number: 001-41943

Amer Sports, Inc.

(Translation of registrant’s name into English)

Cricket Square, Hutchins Drive,

P.O. Box 2681

Grand Cayman, KY1-1111

Cayman Islands

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                    Form 40-F ☐

EXPLANATORY NOTE

Amer Sports, Inc. (the “Company”) is amending its Report on Form 6-K furnished to the U.S. Securities and Exchange Commission on May 20, 2025 two filings (Film No. 25967319) (the “Original Form 6-K”) solely to revise the incorporation by reference language included in the last paragraph of the Original Form 6-K to include reference to the Company’s Registration Statement on Form F-3 (File No. 333-285651) filed on March 7, 2025. Other than as set forth below, the information contained in the Original Form 6-K remains unchanged.

The incorporation by reference paragraph in the Original Form 6-K is hereby amended and restated as follows:

This Report on Form 6-K (including the information contained in Exhibits 99.1 and 99.2 to this Report on Form 6-K) shall be deemed to be incorporated by reference into the registration statements on Form S-8 (File No. 333-276801) and Form F-3 (File No. 333-285651) of the Company and to be a part thereof from the date on which this Report on Form 6-K is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Amer Sports, Inc.

By:	/s/ Andrew E. Page
Name:	Andrew E. Page
Title:	Chief Financial Officer

Date: May 28, 2025